   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1998

                                                          REGISTRATION NO. 333__

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT

                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 CONVERSE INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                       43-1419731
(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                               ONE FORDHAM ROAD
                            NORTH READING, MA 01864
                                (978) 664-1100

                                 JACK A. GREEN
      SENIOR VICE PRESIDENT ADMINISTRATION, GENERAL COUNSEL AND SECRETARY
                                 CONVERSE INC.
                               ONE FORDHAM ROAD
                            NORTH READING, MA 01864
                                (978) 664-1100

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [   ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same
offering. [   ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]

                              --------------------

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================

                                                                     PROPOSED           PROPOSED
                                                   AMOUNT             MAXIMUM            MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF                   TO BE         OFFERING PRICE        AGGREGATE      REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)       PER UNIT(2)     OFFERING PRICE(2)      FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, without par value.............  360,000 shares           $2.34             $842,400          $249
===================================================================================================================

(1) REPRESENTS THE MAXIMUM NUMBER OF SHARES INITIALLY ISSUABLE UPON EXERCISE OF OUTSTANDING WARRANTS AND, PURSUANT TO RULE 416 OF THE SECURITIES ACT, AN INDETERMINATE NUMBER OF ADDITIONAL SHARES OF COMMON STOCK AS MAY BE ISSUED OR BECOME ISSUABLE UPON EXERCISE OF SUCH WARRANTS PURSUANT TO THE ANTI-DILUTION PROVISIONS OF THE WARRANTS.
(2) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457(C) BASED UPON THE AVERAGE OF THE HIGH AND LOW PRICES OF THE REGISTRANT'S COMMON STOCK AS REPORTED ON THE NEW YORK STOCK EXCHANGE ON DECEMBER 7, 1998.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 9, 1998

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.     +
+   THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE           +
+   REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE              +
+   COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE     +
+   SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN    +
+   ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.                        +
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS


                                360,000 SHARES

                                 CONVERSE INC.

                                 COMMON STOCK
                                (NO PAR VALUE)


   This Prospectus relates to the resale of up to 360,000 shares of Common Stock, no par value, of Converse Inc. These shares are issuable upon the exercise of warrants that we issued to certain purchasers of our senior secured notes.

   We will not receive any proceeds from the Selling Stockholders' sale of Common Stock, but will receive the exercise prices payable upon the exercise of the warrants.

   The Common Stock trades on the New York Stock Exchange under the symbol "CVE." The closing price of the Common Stock as reported on the New York Stock Exchange on December 7, 1998 was $2.25 per share.


   INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
         COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
          DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


   Our principal executive offices are located at One Fordham Road, North Reading, Massachusetts 01864, and our telephone number is (978) 664-1100.



                       Prospectus dated December 9, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Where You Can Find More Information.......................................... 2
Special Note Regarding Forward-Looking Statements............................ 3
Risk Factors................................................................. 3
The Company.................................................................  5
Use of Proceeds.............................................................. 5
Selling Stockholders......................................................... 5
Plan of Distribution......................................................... 6
Legal Matters................................................................ 7
Experts...................................................................... 7
Material Changes............................................................. 7

   Unless the context indicates otherwise, the terms the "Company" and "Converse" and references to "we," "us" and "our" in this Prospectus refer to Converse Inc. and its subsidiaries.


                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://www.converse.com or at the SEC's web site at http://www.sec.gov.

   This Prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Stockholders have sold all of their shares of Common Stock issuable upon exercise of their warrants.

 .  Our Annual Report on Form 10-K for the year ended January 3, 1998.

 .  Our Quarterly Reports on Form 10-Q for the quarters ended April 4, 1998,
   July 4, 1998 and October 3, 1998.

 .  The description of the Common Stock set forth in our Form 10/A Amendment
   No. 2 to our Registration Statement on Form 10, filed with the SEC on November 23, 1994.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Jack A. Green, Secretary
       Converse Inc.
       One Fordham Road
       North Reading, Massachusetts  01864
       (978) 664-1100

   You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the shares of

Common Stock in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements in this Prospectus under the captions "Risk Factors" or incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or activities, or industry results, to be materially different from any future results, performance or activities that such forward-looking statements discuss or imply. Such factors include: general economic and business conditions, the financial condition of the Company, competition, and other factors discussed in this Prospectus. See "Risk Factors."


                                  RISK FACTORS

   You should carefully consider the following factors, together with other information contained and incorporated by reference in this Prospectus, before you decide to purchase shares of our Common Stock.


RECENT OPERATING RESULTS; INDUSTRY CONDITIONS

   We sustained net losses of $71.7 million and $18.4 million in 1995 and 1996, respectively, and had net income of $5.0 million in 1997. For the nine months ended October 3, 1998, we had a net loss pf $7.0 million. We also had an accumulated stockholders' deficit of $52.7 million at October 3, 1998. Since 1997, there has been a significant slowdown in the branded athletic footwear industry, led by the diminishing importance of basketball shoes worn casually all over the world. The slowdown has been magnified by the economic problems being experienced in the Southeast Asian and Latin America regions. Our net sales for the nine months ended October 3, 1998 decreased 30.3% to $251.9 million from $361.2 million for the same period in 1997. The sales decline in 1998 is indicative of the continued industry-wide softening of demand for athletic footwear that has negatively impacted the Company. This weakening demand has led to an excessive amount of retail inventory levels of athletic footwear. We can provide no assurance that we can obtain consistent profitability or that we can maintain any profitability that we might achieve.

COMPETITION; CHANGES IN CONSUMER PREFERENCES

   The branded athletic footwear industry is highly competitive. Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer preferences and demands in a timely manner. If we fail to anticipate and respond to changing trends and consumer preferences and demands, consumer acceptance of our brand name and product line could be materially adversely affected.

FOREIGN PRODUCTION

   We utilize independent producers located in the Far East, particularly China, Taiwan, Macau, Vietnam and the Philippines, to manufacture approximately 64% of our footwear. We also operate a facility in Mexico for the stitching of canvas uppers for certain athletic originals category footwear. Our operations are subject to the customary risks of doing business abroad, including fluctuations in the value of currencies, import and export duties and trade barriers (including quotas), restrictions on the transfer of funds, work stoppage and, in certain parts of the world, political instability.

ECONOMIC CONDITIONS AND SEASONALITY

   Converse and the footwear industry are dependent on the economic environment and levels of consumer spending which effect not only the ultimate consumer, but also retailers, Converse's primary direct customers. Downward trends in the economy or events that adversely affect the economy in general, may adversely affect our results. Sales of Converse's footwear products are somewhat seasonal in nature with the strongest sales generally occurring in the first and third quarters. Any prolonged economic downturn or changes in consumer spending patterns could have a material adverse effect on us.

INTERNATIONAL SALES AND CURRENCY EXCHANGE

   International sales represent a significant portion of our Net Sales. A significant portion of our international sales are made through international distributors. Our future operating results will depend, in part, on the relationships with these companies. Additionally, changes in demand resulting from fluctuations in currency exchange rates may affect our international sales. Foreign distributor agreements are generally denominated in U.S. dollars. All international sales are denominated in U.S. dollars and an increase in the value of the U.S. dollar relative to foreign currencies could make Converse products less competitive in those markets. During 1998, we used foreign exchange forward contracts and put options to protect the Company from the effect of changes in foreign exchange rates on our statement of operations. International sales and operations may also be subject to risks such as the imposition of governmental controls, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in staffing and managing international operations and managing accounts receivable. In addition, the laws of certain countries do not protect Converse's products and intellectual property rights to the same extent as the laws of the United States. Any of these factors could have a material adverse effect on us.

RISKS ASSOCIATED WITH THE YEAR 2000

   The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

   While we are in the process of conducting an evaluation of the Year 2000 issue on our business, we do not believe that we have a material exposure to the Year 2000 issue with respect to our own information systems. We are also conducting an analysis to determine the extent to which our major suppliers and customers' systems (insofar as they relate to Converse business) are not Year 2000 compliant or otherwise at risk with respect to the Year 2000 issue. We are currently unable to predict the extent to which the Year 2000 issue will affect our suppliers and customers, or the extent to which we would be vulnerable to our suppliers and customers' failure to remediate any Year 2000 issue on a timely basis. The failure of a major supplier or customer to convert its systems on a timely basis or a conversion that is incompatible with our systems could have a material adverse effect on us.

CONTROLLING STOCKHOLDERS

   Apollo Investment Fund, L.P. ("Apollo") and its affiliate Lion Advisors, L.P., on behalf of an investment account under management ("Lion"; Apollo and Lion together being referred to herein as the "Apollo Stockholders"), together beneficially owned approximately 65% of the outstanding Common Stock at October 3, 1998. By reason of their ownership of shares of Common Stock, the Apollo Stockholders have the power effectively to control or influence control of Converse, including in elections of the Board of Directors and other matters submitted to a vote of our stockholders, including extraordinary corporate transactions such as mergers. The Apollo Stockholders may exercise such control from time to time. A majority of the Board of Directors consists of individuals associated with affiliates of Apollo and Lion.

SHARES ELIGIBLE FOR FUTURE SALE

   The Apollo Stockholders have the right to cause Converse to register the shares of Common Stock that they own pursuant to a registration rights agreement. Future sales of such shares, or the availability of such shares for future sale, could adversely affect the market prices for the Common Stock.

ANTI-TAKEOVER PROVISIONS

   Our Restated Certificate of Incorporation (i) provides that our Board of Directors may issue preferred stock without stockholder approval, (ii) prohibits stockholder action by written consent and (iii) requires 75% ("supermajority") stockholder vote to alter, amend, repeal or adopt certain provisions of the Restated Certificate of Incorporation. In addition, our Restated Certificate of Incorporation limits the ability of any person who is the beneficial owner of more than 10% of our outstanding voting stock to effect certain transactions involving Converse unless a majority of the Disinterested Directors (as defined in the Restated Certificate of Incorporation of the Company) approves them. These provisions could make it more difficult for a third-party to acquire us.

                                  THE COMPANY

   Converse is a leading global designer, manufacturer and marketer of high quality athletic footwear for men, women and children. The Company is also a global licensor of sports apparel, accessories and selected footwear. The Company, founded in 1908, began establishing its authentic footwear heritage with the introduction of its original canvas Chuck Taylor(R) basketball shoe in 1923. Throughout its 90-year history, Converse has achieved a high level of brand name recognition due to its reputation for high performance products, quality, value and style. Through its well-known Converse(R) All Star(R) brand, the Company has consistently maintained its position as the American performance brand with authentic sports heritage.


                                USE OF PROCEEDS

   Converse will not receive any proceeds from the Selling Stockholders' sale of Common Stock.


                              SELLING STOCKHOLDERS

   None of the Selling Stockholders is an affiliate of Converse or, except as indicated in the footnotes to the following tables, has had any position, office or other material relationship with Converse or any of its affiliates within the past three years except as a stockholder or debt holder of the Company. The following table sets forth information with respect to the Selling Stockholders, based upon information supplied by them.



                                           SHARES BENEFICIALLY                                 SHARES BENEFICIALLY OWNED
                                          OWNED PRIOR TO THE                 SHARES                      AFTER
NAME OF SELLING STOCKHOLDER                   OFFERING (1)             BEING OFFERED (2)            THE OFFERING (2)
---------------------------               --------------------         -----------------       -------------------------
B III Capital Partners, L.P.                      91,412                     91,412                         0

DDJ Canadian High Yield Fund                      58,588                     58,588                         0

Foothill Partners III, L.P.                      150,000                    150,000                         0

Libra Investments, Inc. (3)                       60,000                     60,000                         0

(1) Represents maximum number of shares that may be issued upon exercise of the Warrants (without adjustment pursuant to anti-dilution provisions thereof).
(2) Assumes the sale of all shares offered hereby. The Selling Stockholders may offer all, some or none of their shares.
(3) Libra Investments, Inc. served as placement agent for, and received an underwriting fee of approximately $1.0 million in connection with, the Private Placement.


                              PLAN OF DISTRIBUTION

   The 360,000 shares offered hereby (the "Shares") may be sold from time to time by the Selling Stockholders in one or more transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   The Shares may be sold from time to time directly to purchasers by the Selling Stockholders and/or by their assignees, transferees, pledgees, donees or other successors for their own accounts and not for the account of the Company. Alternatively, the Selling Stockholders may from time to time offer the Shares through brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and the purchasers of the Shares for whom they may act as agent. Each Selling Stockholder will be responsible for payment of commissions, concessions and discounts of brokers, dealers or agents. The aggregate proceeds to the Selling Stockholders from the sale of the Shares offered by them hereby will be the purchase price of such Shares less discounts and commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time to reject, in whole or in part, any proposed purchase of Shares to be made directly or through agents. The Company will not receive any of the proceeds from this offering.

   Sales of Shares may be effected by the Selling Stockholders from time to time in one or more types of transactions: (i) on the New York Stock Exchange; (ii) in the over-the-counter market; (iii) in negotiated transactions or pledges;
(iv) through ordinary broker's transactions and transactions in which the broker solicits purchasers; (iv) through one or more broker-dealers for resale of such shares for their own account as principals pursuant to this Prospectus; (v) in a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or (vi) in exchange distributions and/or secondary distributions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Selling Stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Section 4(1) of the Securities Act of 1933 or Rule 144 promulgated thereunder, provided they meet the criteria and conform to the requirements thereof.

   In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engaged in short sales of the Shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholders also may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholders also may pledge the Shares to a broker or dealer, and, upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

   The Selling Stockholders and/or their assignees, transferees, donees, pledgees or other successors in interest through whom the Shares are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the Shares offered, and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the Shares also may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of any Shares purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Stockholders.

   Because the Selling Stockholders may be deemed to be "underwriters' within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The Company has informed the Selling Stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.

   Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealers(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction. In addition, upon the Company being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

   Registration of the Shares is being made pursuant to the individual Warrant agreements between the Company and each of the Selling Stockholders. Pursuant to the terms of such agreements, the Company will bear all costs, expenses and fees in connection with the registration of the Shares offered hereby. The Selling Stockholders will pay all commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares. The Company also has agreed to indemnify the Selling Stockholders, any person who controls a Selling Stockholder and, under certain circumstances, any underwriters (and their controlling persons) for the Selling Stockholders against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act.

   There can be no assurance that any of the Selling Stockholders will sell any or all of the Shares offered by them hereunder.

                                 LEGAL MATTERS

   The validity of the shares offered hereby will be passed upon for the Company by Jack A. Green, it's General Counsel.

                                    EXPERTS

   The Consolidated Financial Statements of Converse Inc. and subsidiaries as of January 3, 1998 and December 28, 1997 and for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 incorporated herein and in the Registration Statement by reference to the Annual Report on Form 10-K for the year ended January 3, 1998 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                MATERIAL CHANGES

   In September 1998, the Company issued $28.6 million aggregate principal amount of 15% Senior Secured Notes due September 16, 2000 (the "Secured Notes"). Interest on the Secured Notes is payable quarterly in arrears. The initial maturity date may be extended an additional 12 months at the Company's option upon written notification of it's election to extend and payment of a fee equal to 3% of the then outstanding principal amount of the Secured Notes. The first extended maturity date may be further extended to May 21, 2002 at the Company's option upon written notification of it's election to extend and payment of an additional fee equal to 3% of the then outstanding principal amount of the Secured Notes. The Secured Notes were issued in two series: Series A in the aggregate principal amount of approximately $24.8 million and Series B in the aggregate principal amount of approximately $3.8 million. The Secured Notes are redeemable at any time at face amount plus accrued interest. The Secured Notes require compliance with customary affirmative and negative covenants, including certain financial covenants, substantially the same as the requirements contained in the Company's revolving credit facility.


   Upon issuance of the Series A Secured Notes the Company received gross proceeds of $24.0 million after discount from the face amount. In connection with the issuance of the Series A Secured Notes, the Company issued warrants to purchase 360,000 shares of the Company's common stock to the purchasers and paid funding fees to certain purchasers amounting to $350,000. The warrants were valued at $1.22 per share. The warrants may be exercised at any time after March 16, 1999 and expire on March 16, 2003. The exercise price for the warrants is the lower of (a) $2.9375 or (b) 120% of the closing market price of Converse common stock on September 17, 1999. The Company paid an underwriting fee of 4% of the gross proceeds, or $960,000, with respect to the Series A Secured Notes. The Series A Secured Notes carry a second priority perfected lien on all real and personal, tangible and intangible assets of the Company.

   The Series B Secured Notes were issued in exchange for the surrender of $5,735,000 face amount of the Company's outstanding 7% Convertible Subordinated Notes, which were subsequently cancelled by the Company. In connection with the issuance of the Series B Secured Notes, the Company paid an underwriting fee of 2% of the face amount, or $76,000. The Series B Secured Notes carry a third priority perfected lien on all real and personal, tangible and intangible assets of the Company.

   In connection with this placement, the Company's revolving credit facility was amended to permit this private placement, decrease the commitment under the credit facility from $150 million to $120 million and reset a financial covenant contained in the facility.

   The pro forma information set forth below gives effect to the issuance of the Secured Notes. Gross cash proceeds received by the Company from this financing include $24 million in cash as well as the surrender of approximately $5.7 million of the Company's outstanding convertible subordinated notes, which have been cancelled, and the amendment of the Credit Facility as if they occurred on the first day of the period presented.

                        CONVERSE INC. AND SUBSIDIARIES
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                   NINE MONTHS ENDED                                     YEAR ENDED
                                     ----------------------------------------------      ------------------------------------------
                                       ACTUAL                          PRO FORMA          ACTUAL                         PRO FORMA
                                     OCTOBER 3,       PRO FORMA         OCTOBER 3,       JANUARY 3,     PRO FORMA        JANUARY 3,
                                        1998         ADJUSTMENTS           1998             1998       ADJUSTMENTS          1998
                                    -----------      -----------       -----------      -----------    -----------      -----------
Net sales.........................  $ 251,877                 --          $251,877         $450,199             --        $450,199
Cost of sales.....................    188,281                 --           188,281          329,258             --         329,258
                                    ---------           --------          --------         --------        -------        --------
Gross profit......................     63,596                 --             3,596          120,941             --         120,941

Selling, general and
  administrative expenses.........     71,601                 --             1,601          127,261             --         127,261
Royalty income....................     14,014                 --             4,014           22,569             --          22,569
Restructuring expense.............         --                 --                --            1,537             --           1,537
                                    ---------           --------          --------         --------        -------        --------
Earnings from operations..........      6,009                 --             6,009           14,712             --          14,712

Loss (credit) on investment in                                                              (12,537)            --         (12,537)
  unconsolidated subsidiary.......         --                 --                --
Interest expense, net.............     12,582              2,352(1)         14,934           15,374          3,486(3)       18,860
Other (income) expense, net.......         97                 --                97            3,026             --           3,026
                                    ---------           --------          --------         --------        -------        --------
Earnings (loss) before income
  tax.............................     (6,670)            (2,352)           (9,002)           8,849         (3,486)          5,363

Income tax expense................        987                 --               987           13,154             --          13,154
                                    ---------           --------          --------         --------        -------        --------
Earnings (loss) from continuing
  operations......................  $  (7,657)          $ (2,352)         $(10,009)        $ (4,305)       $(3,486)       $ (7,791)
                                    =========           ========          ========         ========        =======        ========
Net basic and diluted earnings
  (loss) per share:
Continuing Operations.............  $   (0.44)             (0.14)(2)      $  (0.58)        $  (0.25)         (0.20)(4)    $  (0.45)
                                    =========           ========          ========         ========        =======        ========
Basic and diluted weighted average
  number of common shares.........     17,319                 --            17,319           17,272             --          17,272
                                    =========           ========          ========         ========        =======        ========

PRO FORMA ADJUSTMENTS

   The unaudited pro forma financial statements are based on certain assumptions and estimates which may be subject to change. The follow pro forma adjustments were recorded:

(1)  The increase in pro forma interest expense of $2,352 represents
     (i) addition of interest expense of $3,016 related to the Secured Notes at a interest rate of 15.0%, (ii) addition of amortization of fees, discounts, and warrants of $1,012 related to the Secured Notes, (iii) addition of $46 representing amortization of bank fees relating to the latest amendment of the Credit Facility, (iv) elimination of actual interest expense of $1,278 based upon the net pay down of the Credit Facility, (v) net reduction of the unused line fee of $27 from the Credit Facility, (vi) elimination of actual interest expense of $282 based upon the cancellation of Convertible Notes, (vii) elimination of actual amortization of Credit Facility fees of $85 relating to the reduction of the bank commitments, (viii) elimination of actual amortization of bond issue fees of $19 relating to the cancellation of notes, (ix) elimination of actual amortization of Credit Facility amendment fees of $31 dated November 26, 1997 and May 11, 1998 no longer applicable due to the latest amendment of the Credit Facility dated September 16, 1998.
(2) Reflects additional pro forma net loss from continuing operations of $2,352 or $0.14 per share.

(3)  The increase in pro forma interest expense of $3,486 represents
     (i) addition of interest expense of $4,296 related to the Secured Notes at an interest rate of 15.0%, (ii) addition of amortization of fees, discounts, and warrants of $1,442 related to the Secured Notes,
     (iii) addition of $66 representing amortization of bank fees relating to the latest amendment of the Credit Facility, (iv) elimination of actual interest expenses of $1,936 based upon the net pay down of the Credit Facility dated September 6, 1998, (v) net reduction of the unused line fee of $38 from the Credit Facility, (vi) elimination of actual interest expense of $252 based upon the cancellation of Convertible Notes,
     (vii) elimination of actual amortization of Credit Facility fees of $73 relating to the reduction of the bank commitments, (viii) elimination of actual amortization of bond issue fees of $16 relating to the cancellation of Convertible Notes, (ix) elimination of actual amortization of Credit Facility amendment fees of $3 dated November 26, 1997 no longer applicable due to the latest amendment of the Credit Facility dated September 16, 1998.
(4) Reflects additional pro forma net loss from continuing operations of $3,486 or $0.20 per share.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the estimated expenses to be incurred by Converse Inc. (the "Company") in connection with the offering of shares of the Company's Common Stock pursuant to this Registration Statement.



                                                                PAYABLE BY
                                                               THE COMPANY
                                                               -----------
Securities and Exchange Commission registration fee..........     $    249
Accounting fees and expenses.................................      * 3,000
Legal fees and expenses......................................      * 5,000
Miscellaneous................................................      * 3,000
   Total.....................................................     $*11,249
                                                                  ========

* The Securities and Exchange Commission filing is exact. All other amounts are estimates.

 ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended. Subject to certain limitations, the Company's By-Laws provides for the indemnification of directors, officers and other authorized representatives of the Company to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   The Company's By-Laws permit it to purchase insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the foregoing provision of the By-Laws.

ITEM 16.  EXHIBITS

   See Exhibit Index.

ITEM 17.  UNDERTAKINGS

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

     (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of North Reading, Commonwealth of Massachusetts, on December 9, 1998.


                                   Converse Inc.


                                   By:  /S/  Glenn N. Rupp
                                        -----------------------------
                                        Chairman of the Board and
                                        Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

                 SIGNATURE                                    Title                                  Date
                 ---------                                    -----                                  ----
                                                 Chairman of the Board and Chief
                                                  Executive Officer (Principal
            /s/  Glenn N. Rupp                         Executive Officer)                      December 9, 1998
--------------------------------------------
               Glenn N. Rupp

                                                 Senior Vice President and Chief
                                                  Financial Officer (Principal
           /s/  Donald J. Camacho               Financial and Accounting Officer)              December 9, 1998
--------------------------------------------
             Donald J. Camacho


                     *                                      Director                           December 9, 1998
--------------------------------------------
              Donald J. Barr


                     *                                      Director                           December 9, 1998
--------------------------------------------
              Leon D. Black


                     *
--------------------------------------------                Director                           December 9, 1998
             Julius W. Erving


                     *
--------------------------------------------                Director                           December 9, 1998
             Robert H. Falk


                     *
--------------------------------------------                Director                           December 9, 1998
              Gilbert Ford


                     *
--------------------------------------------                Director                           December 9, 1998
            Michael S. Gross



                  *                               Director                     December 9, 1998
-------------------------------------
           John J. Hannan

                  *
-------------------------------------             Director                     December 9, 1998
          Joshua J. Harris


                  *                               Director                     December 9, 1998
-------------------------------------
           John H. Kissick


                  *                               Director                     December 9, 1998
-------------------------------------
           Richard B. Loynd


                  *                               Director                     December 9, 1998
-------------------------------------
            John J. Ryan


                  *
-------------------------------------             Director                     December 9, 1998
           Michael D. Weiner


*  By:    /s/  Donald J. Camacho
       ------------------------------
              Attorney-in-fact

                                 CONVERSE INC.


                                 EXHIBIT INDEX

                            DESCRIPTION OF EXHIBITS
                            -----------------------

    4 Warrant Agreement dated September 16, 1998 between the Company and Foothill Partners III, L.P. for the purchase of 150,000 Shares of Common Stock.*

    5     Opinion of Jack A. Green, General Counsel of Converse Inc.

    23.1  Consent of PricewaterhouseCoopers LLP.

    23.2 Consent of Jack A. Green, General Counsel of Converse Inc. (included in Exhibit 5).

    24    Power of Attorney.

     * Incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended October 3, 1998.